UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
SEC. 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SEC. 240.13D-2(a)
(Amendment No. ______)

PREMIER WEALTH MANAGEMENT, INC.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
74058G100
(CUSIP Number)
Ronan Guilfoyle, Director Transworld Investment Group, Plc. P.O. Box 2510 Cayman Financial Centre 36a Dr Roys Drive George Town Grand Cayman, Cayman Islands (345) 749-8622
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies ofthe schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to besent.

CUSIP No. 74058G100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Transworld Investment Group PLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:
7.	Sole Voting Power 9,126,526
8.	Shared Voting Power 0
9.	Sole Dispositive Power 9,126,526
10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,126,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 24%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 74058G100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
TPT Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:
7.	Sole Voting Power 9,126,526*
8.	Shared Voting Power 0
9.	Sole Dispositive Power 9,126,526*
10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,126,526*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 24%
14.	Type of Reporting Person (See Instructions) CO
* Owned by Transworld Investment Group Plc., a Cayman Islands company and wholly owned subsidiary of TPT Holdings Ltd. TPT Holdings Ltd.

CUSIP No. 74058G100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ronan Guilfoyle
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:
7.	Sole Voting Power 0
8.	Shared Voting Power 9,126,526*
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power 9,126,526*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,126,526*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 24%
14.	Type of Reporting Person (See Instructions) IN
* Owned by Transworld Investment Group Plc., a Cayman Islands company, of which Mr. Ronan Guilfoyle is a Director and control person.

CUSIP No. 74058G100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michael Abraham
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:
7.	Sole Voting Power 0
8.	Shared Voting Power 9,126,526*
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power 9,126,526*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,126,526*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 24%
14.	Type of Reporting Person (See Instructions) IN
* Owned by Transworld Investment Group Plc., a Cayman Islands company, of which Mr. Abraham is a Director and control person.  Mr. Abraham is also an executive officer of Premier Wealth Management, Inc. and of TPT Holdings Ltd.

CUSIP No. 74058G100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joanna Moffatt
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:
7.	Sole Voting Power 0
8.	Shared Voting Power 9,126,526*
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power 9,126,526*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 24%
14.	Type of Reporting Person (See Instructions) IN
* Owned by Transworld Investment Group Plc., a Cayman Islands company, of which Mrs. Moffat is a Director and control person.

Item 1. Security and Issuer

Title of Class of Equity Securities:     Common Stock, $.001 par value

Address of Issuer:     5 Them. Dervis Street, 3rd Floor, CY-1066 Nicosia, Cyprus

Item 2. Identity and Background

Transworld Investment Group, Plc.

Transworld Investment Group, Plc., a Cayman Islands company (“Transworld”), is one of the reporting persons in this Schedule 13D and, directly owns all of the 9,126,526 shares (the “Shares”) of Common Stock, par value $.001 per share of Premier Wealth Management, Inc. (the “Company”), which are the subject of this report.   Transworld is wholly and directly owned by TPT Holdings Ltd., a Cayman Islands Company (“TPT Holdings”), the shares of which are owned by a trust.

Directors of Transworld Investment Group, Plc.

Transworld is controlled by its three directors, namely, Mr. Michael Abraham (who is also an executive officer of the Company), Mr. Ronan Guilfoyle and, Mrs. Joanna Moffatt (the “Transworld Directors”).   There is no shareholder agreement or other agreement or arrangement among the Transworld Directors or any other party that relate to the voting or disposition of the Shares.

TPT Holdings Ltd.

TPT Holdings is controlled primarily by its directors, Mr. Michael Abraham and Mr. Ronan Guilfoyle.  The shares of TPT Holdings are held by a trust indirectly controlled by Transorld and the filing persons herein.  There is no shareholder agreement or other agreement or arrangement among the TPT Holdings directors or any other party that relate to the voting or disposition of Transworld’s shares or of the Shares.

The address for Transworld, TPT Holdings, and the Transworld Directors is as set forth below.

(a) Name:	Transwold Investment Group, Plc.
TPT Holdings, Ltd.
Michael Abraham
Ronan Guilfoyle
Joanna Moffatt

(b) Address:
The address for TPT Holdings, Transworld or the Transworld Directors mentioned above is c/o Ronan Guilfoyle, P.O. Box 2510, Cayman Financial Centre,  36a Dr Roys Drive, George Town Grand Cayman, Cayman Islands

(c)	Name	Titles/Employment
	Michael Abraham	Chief Financial Officer, of the Company, director of Transworld and TPT Holdings

	Ronan Guilfoyle	Director of Transworld and of TPT Holdings

	Joanna Moffatt	Director of Transworld

Mr. Guilfoyle and Mrs. Moffatt are also employed by Transworld or its affiliates.

(d)           None of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           None of the reporting person has been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Transworld is an entity organized under the laws of Cayman Islands
TPT is an entity organized under the laws of Cayman Islands
Mr. Abraham is a citizen of the United Kingdom
Ronan Guilfoyle is an individual and citizen of the Cayman Islands
Joanna Moffatt is an individual and citizen of the United Kingdom

Item 3. Source and Amount of Funds or Other Consideration

1,126,526 shares of Common Stock were, prior to the date of this report, previously owned by Transworld Investment Group, plc. and acquired in open market transactions.

Pursuant to the terms of an Amended and Restated Confidential Term Sheet dated as of May 4, 2009 (the “Amended Term Sheet”), between Transworld and Premier Wealth Management, Inc. (the “Company”), the parties agreed to the immediate issuance of 8,000,000 Shares of the Company, resulting in the ownership by Transworld of 9,126,526 common shares of the Company, or 24% of the Company’s common equity as calculated after the date of issuance of such Shares, in exchange for a full and mutual release by the parties of all expenses, including any previously made payments.  A description of the transaction contemplated by the Amended Term Sheet is contained in the Current Report of Form 8-K of the Company, Date of Event: May 4, 2009.

Item 4. Purpose of Transaction

See Item 3 above.

(a)           Transworld individually or through an acquisition entity created for such purpose, intends on acquiring 100% of the common stock of the Company, through a proxy or information statement and prospectus on Form F-4 of Transworld, or such other appropriate form, resulting in Transworld acquiring and succeeding to the business of the Company, as more fully specified in  the Amended Term Sheet.  Transworld and Mr. Abraham intend on voting all shares held by them in favor of said acquisition.

(b)           Transworld individually or through an acquisition entity created for such purpose, intends on acquiring 100% of the common stock of the Company, through a proxy or information statement and prospectus on Form F-4 of Transworld, or such other appropriate form, resulting in Transworld acquiring and succeeding to the business of the Company, as more fully specified in  the Amended Term Sheet.  The Transworld Directors intend on voting all shares held by them in favor of said acquisition.

(c)	Not Applicable.

(d)	No current plans exist to change the board of directors of the Company until the consummation of the acquisition described above.

(e)	Not Applicable.

(f)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

(i)	Not Applicable.

(j)	Not Applicable.

Item 5. Interest in Securities of the Issuer

1.            (a)  The aggregate number of shares of common stock to which this Schedule 13D relates is  9,126,526 shares, representing 24% of the outstanding common shares of the Company, as of June 1, 2009. The shares are owned directly by Transworld of which Mr. Abraham is a Director along with the other Transworld Directors named herein.  Transworld is wholly owned by TPT Holdings which Mr. Abraham is a Director with Mr. Ronan Guilfoyle.  TPT Holdings is owned by a trust.

(b)  Mr. Abraham, TPT Holdings and the other Directors of Transworld have shared voting power over 9,126,526 shares of the Company’s common shares. Mr. Abraham has also been appointed as Chief Operations Officer, an executive officer position, with the Company effective as of May 4, 2009, the date of the Amended Term Sheet.

The Transworld Directors disclaim any beneficial ownership of Securities held by Transworld.

(c)  See Item 3, above.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3, above.

Item 7. Material to Be Filed as Exhibits

(1)	Not Applicable.

(2)	Not Applicable

(3)	Amended and Restated Confidential Term Sheet between Transworld and Premier Wealth Management, Inc., dated as of May 7, 2009.

{Signature Page Follows}

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the below, I certify that the information set forth in this statement is true,

/s/ Michael Abraham
Michael Abraham
Date: June 19, 2009

After reasonable inquiry and to the best of the knowledge and belief of each of the below, I certify that the information set forth in this statement is true,

/s/ Ronan Guilfoyle
Ronan Guilfoyle
Date: June 19, 2009

After reasonable inquiry and to the best of the knowledge and belief of each of the below, I certify that the information set forth in this statement is true,

/s/ Joanna Moffatt
Joanna Moffatt
Date: June 19, 2009

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Transworld Investment Group Plc.

By:	/s/ Ronan Guilfoyle
Name: Ronan Guilfoyle
Title:
June 19, 2009

TPT Holdings, Inc.

By:	/s/ Michael Abraham
Name: Michael Abraham
Title:
June 19, 2009